THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLL□ JONATHAN M. GRISCHUK* HERBERT P. MOORE, JR.*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 _________ (609) 452-6000 Fax: (609) 452-0090	NEW YORK OFFICE 300 PARK AVENUE 17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC □ ADMITTED IN NY, DC AND CT ONLY

April 24, 2007

VIA EDGAR

Mr. Tom Jones
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: SmarTire Systems, Inc.
Registration Statement on Form SB-2
Filed January 10, 2007
File No. 333-139887

Dear Mr. Jones:

On behalf of SmarTire Systems, Inc. (“SmarTire” or the “Company”), on the date hereof we filed via Edgar Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement Amendment”).

In order to facilitate your review, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in your letter dated March 9, 2007 (the “Commission Letter”). The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Comment #1

Selling Stockholders, page 8

1. We note your responses to the prior comments. Given the nature and size of your transaction, we are unable to agree that the transaction being registered is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i). Because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a registration statement before the time that the selling stockholders convert the outstanding securities and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register a primary offering, identify the selling stockholders as underwriters in the registration statement, and include the fixed price at which the underwriters will sell the securities for the duration of the offering.

Response to Comment #1

As described below in greater detail in the response to Comment #6, the Company proposes to substantially decrease the number of shares included in the Registration Statement that are issuable upon conversion of the outstanding convertible notes held by the selling stockholders to 87,958,115 shares.

Prior to the acquisition of the convertible notes, the selling stockholders did not beneficially own any shares of the Company’s common stock. At the time of acquisition of the convertible notes there were a total of 316,774,656 shares outstanding of which 312,379,067 shares were held by non-affiliates. Upon the purchase of the convertible notes, the selling stockholders beneficially owned a total of 40,268,456 shares.

The 40,268,456 shares beneficially owned by the selling stockholders as of the date of acquisition of the convertible notes is determined as follows: $1,200,000 purchase price for convertible notes ÷ 0.0298 conversion price as of the date of the acquisition of the notes = 40,268,456 shares. The conversion price is equal to 80% of the lowest volume weighted average price for the Company’s common stock during the 30 days prior to conversion. 80% x 0.0372 (the lowest volume weighted average price) = $0.0298. The convertible notes contain contractual restrictions on beneficial ownership limiting the beneficial ownership of each selling stockholder to 4.99% unless the selling stockholders waive that limitation upon not less than 65 days’ notice. The foregoing beneficial ownership calculation assumes this provision does not apply.

The Company believes that the shares being registered are appropriately characterized as a secondary offering by selling stockholders that is eligible to be made on a shelf basis under Rule 415(a)(l)(i) based on the following:

•
All of the shares are being offered for sale by the selling stockholders. No shares are being offered for sale by the Company. The selling stockholders are not acting as conduits for the issuer. The selling stockholders will receive all of the proceeds from the sale of the shares.

•	The selling stockholders received the securities from the Company in private placement transactions.

•	The selling stockholders are not broker-dealers or in the business of underwriting securities.

The Company believes that the decreased number of shares it seeks to register represents a good faith estimate of the number of shares of the Company’s common stock that will be needed upon conversion of the convertible notes held by the selling stockholders. This reduction in the number of shares does not result in any amendment to the terms and conditions of the financing documents related to the private placement between the Company and the selling stockholders.

The investor registration rights agreement dated October 31, 2006, between the Company and the selling stockholders obligates the Company to register 150,000,000 shares under Section 2(a). This obligation has not been renegotiated or amended in any manner. Pursuant to the registration rights agreement, the selling stockholders continue to retain all legal rights they have as a result of any breach of the agreement by the Company, including but not limited to the right to liquidated damages described in Section 2(c) of the registration rights agreement.

Comment #2

2. Please disclose your responses to prior comments 2 and 11.

Response to Comment #2

Our response to prior comment 2 contained in your letter dated February 2, 2007, has been disclosed on page 15. Our response to prior comment 11 contained in your letter dated February 2, 2007, has been disclosed in footnotes 5 and 6 on page 14 and footnotes 14 and 15 on page 69.

Comment #3

3. Please disclose in the prospectus the information requested by prior comment 3.

Response to Comment #3

The information requested by prior comment 3 in your letter dated February 2, 2007, has been disclosed on page 16.

Comment #4

4. Please expand the disclosure to include the tabular disclosure provided in your response to the first paragraph of prior comment 5. Also, expand the disclosure to include your response to the second paragraph of prior comment 5.

Response to Comment #4

The tabular disclosure provided in our response to the first paragraph of prior comment 5 contained in your letter dated February 2, 2007 has been disclosed on page 17. The response to the second paragraph of prior comment 5 in your letter dated February 2, 2007 has been disclosed on page 17.

Comment #5

5. Please expand the disclosure to include your response to prior comment 8 that you do not have a reasonable basis to believe that you will have the financial ability to make all payments on the securities.

Response to Comment #5

In response to prior comment 8 in your letter dated February 2, 2007, the disclosure has been expanded on page 8 to provide that the Company does not have a reasonable basis to believe that it will have the financial ability to make all payments on the securities.

Comment #6

6. Please refer to prior comment 10. Please be advised that the number of shares registered should be a good faith estimate of the number of securities underlying the convertible notes. Please show us how you determined that the number of shares you registered is a good faith estimate of the number of securities underlying the convertible notes For example, what specific assumptions did you make regarding the occurrence of future events which, will increase the number of shares underlying each instrument? How did you evaluate the reasonableness of the occurrence of those events?

Response to Comment #6

The Company proposes to decrease the number of shares included in the registration statement from 150,000,000 shares of the Company’s common stock to 87,958,115 shares. The Company believes this number of shares represents a good faith estimate of the number of shares of the Company’s common stock that will be needed upon conversion of the convertible notes held by the selling stockholders which have a fluctuating conversion price.

The notes are convertible into shares of the Company’s common stock at a conversion price equal to the lesser of: (i) $0.0573; or (ii) 80% of the lowest volume weighted average price for the Company’s common stock during the thirty trading days immediately preceding the conversion date. At April 13, 2007 the lowest volume weighted average price for the Company’s common stock during the thirty trading days preceding that date was $0.0191.

In estimating the number of securities underlying the convertible notes, the Company has considered the following factors:

•	The current and historical price for the Company’s common stock.

•	Limited public trading for the Company’s common stock which is traded on the OTC Bulletin Board.

•	The volatility in the price of the Company’s common stock.

After considering the foregoing factors, and for purposes of determining the number of securities needed for registration to be issued upon conversion of the underlying convertible notes, the Company believes it is reasonable to utilize the lowest volume weighted average price of $0.0191 during the thirty trading days preceding April 13, 2007. This would result in an assumed conversion price determined as follows:

$0.0191 Lowest volume weighted price for 30 days prior to March 30, 2007
 x .80  Lowest conversion price per conversion formula is 80% of adjusted lowest value weighted average price
$0.01528 Assumed Conversion Price

Conversion of the entire $1,200,000 principal amount of the convertible notes at the Assumed Conversion Price would result in the issuance by the Company of 78,534,031 shares ($1,200,000 ÷ $0.01528 = 78,534,031).

In addition, pursuant to Section 1(a) of the convertible notes, interest accrues on the outstanding principal balance at 10% and is payable on the maturity date in cash or the Company’s common stock (valued at the closing bid price on the trading day immediately prior to the date paid) at the option of the Company. The Company has indicated that it intends to exercise its option to pay the interest on the convertible notes in shares of its common stock. Therefore, the Company would issue additional shares of its common stock on October 31, 2008, the maturity date.

The total maximum interest that could be paid to the note holders during the term of the convertible notes is $240,000. For purpose of estimating the number of securities to be paid in interest, the Company has assumed that after taking into account the conversion of the notes over the next eighteen months, the Company will be required to pay approximately $180,000 of interest on the notes in shares of its common stock through October 31, 2008. This results in additional shares determined as follows:

$180,000 Assumed interest payment through October 31, 2008.

$0.0191 Assumed closing bid price for the Company’s common stock on the trading day immediately prior to the interest payment date. This price represents the lowest volume weighted average price during the thirty trading days immediately preceding April 13, 2007.

9,424,084 Number of shares to be issued by the Company in payment of assumed interest amount ($180,000 ÷ $0.0191).

Under the above analysis, 78,534,031 shares would be issued upon conversion of the principal of the convertible notes and 9,424,084 shares upon payment of $180,000 in interest resulting in a total of 87,958,115 shares.

Based upon the foregoing, which assumes a conversion price based upon the lowest volume weighted average price during the thirty trading days immediately preceding April 13, 2007, the Company believes that 87,958,115 shares represents a good faith estimate of the number of securities underlying the convertible notes.

With regard to the question of payment of interest, as stated above, pursuant to Section 1(a) of the convertible note, it is clearly the Company that has the option to pay interest in cash or common stock. That Section reads as follows:

(a) Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to ten percent (10%). Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder shall be paid on the Maturity Date (or sooner as provided herein) to the Holder or its assignee in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures in cash or in Common Stock (valued at the Closing Bid Price on the Trading Day immediately prior to the date paid) at the option of the Company.

A question was raised as to whether the language in the first sentence of Section 4(b) of the convertible note is inconsistent with Section 1(a) or in any manner implies that the noteholders themselves have the right to elect to convert interest into the Company’s common stock. It is clear that the noteholders have no such right. The first sentence of Section 4(b) reads as follows:

(i) The Company shall not effect any conversions of this Debenture and the Holder shall not have the right to convert any portion of this Debenture or receive shares of Common Stock as payment of interest hereunder to the extent that after giving effect to such conversion or receipt of such interest payment, the Holder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion or receipt of shares as payment of interest.

The underlined language above refers to the two ways in which the noteholders may receive stock which are the following:

(i)	conversion of principal by the noteholder; or

(ii)	payment of interest in common stock at the Company’s election.

This language does not in any manner contradict the clear and specific agreement of the parties in Section 1(a), but merely recognizes the fact that the noteholders may receive shares of common stock as payment of interest if the Company makes that election. In addition, a review of the balance of the financing documents between the Company and the noteholders confirms that there is no other term or condition which is inconsistent with the language contained in Section 1(a).

Comment #7

7. Please refer to prior comment 13. Please tell us how you determined the number of shares in the first column of the table.

Response to Comment #7

The number of shares in the first column of the table provided in response to prior comment 13 from your letter dated February 2, 2007, was determined as described in footnotes 1, 5 and 6 of the table. The number of shares in that column represents the number of shares that could be issued upon the conversion of all principal and interest owed at April 13, 2007 under the convertible debenture, subject to the 4.99% limitation on beneficial ownership. The actual calculations are determined as follows:

			Number of Shares
Principal
TAIB	$1,000,000	$0.01528	65,445,026
Certain Wealth	$200,000	$0.01528	13,089,005
($0.01528 is 80% of $0.019, the lowest closing VWAP for 30 prior days)
Interest
TAIB	$41,370	$0.019	2,177,361
Certain Wealth	$8,274	$0.019	435,472
(at closing bid price on day prior to April 13, 2007)
Interest and Principal
TAIB			67,622,387
Certain Wealth			13,524,477

Comment #8

Exhibit 5

8. We note that the document you filed as exhibit 5 indicates that the questions British Columbia law are covered by an opinion of another legal counsel Regulation S-K Item 601(b)(5) requires that you file an opinion on the legality of the securities under the laws of the jurisdiction in which you are incorporated. Therefore, please file the opinion from the counsel that addressed the questions of British Columbia law. As a related matter, please ensure that you have filed as an exhibit to your registration statement your articles of incorporation as amended to reflect your current jurisdiction of incorporation.

Response to Comment #8

Exhibit 5 has been revised and addresses the legality of the securities under the laws of the jurisdiction in which the Company is incorporated. The opinion from legal counsel that addressed the questions of British Columbia law is attached as an exhibit to our opinion. In addition, the articles of incorporation as amended to reflect the Company’s current jurisdiction of incorporation were filed as an Exhibit 3.2 to the Form 8-K on February 5, 2007.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter and the Registration Statement Amendment, please do not hesitate to contact the undersigned at 609-452-6000.

                                                                                            Very truly yours,

                                                                                                                                             /s/ Kevin M. Briody
                                                                                                                                             Kevin M. Briody

cc:  Jeff Finkelstein, Chief Financial Officer